UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NATIONAL INTERSTATE CORPORATION

(Name of Issuer)

Common Shares, Par Value $.01 Per Share

(Title of Class of Securities)

63654U 10 0

(CUSIP Number)

Alan R. Spachman

1 Westbury Park Way, Suite 101

Bluffton, South Carolina 29910

(843) 757-3838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 63654U 10 0	Page 2 of 6 Pages

1	Names of reporting persons Alan R. Spachman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,823,685
	8	Shared voting power 0
	9	Sole dispositive power 1,823,685
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,823,685
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 9.2%
14	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

The reporting person previously filed statements of beneficial ownership with respect to the Common Shares, $.01 par value per share (the “Common Shares”), of National Interstate Corporation (the “Company”) on Schedule 13G and amendments thereto filed with the Securities and Exchange Commission (“SEC”) on February 2, 2005, and last amended on October 3, 2013, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On January 22, 2014, the reporting person received a distribution of Common Shares from a trust, which, when combined with all other acquisitions of Common Shares by the reporting person within the previous 12 months, exceeded 2% of the outstanding Common Shares. As a result, the reporting person is no longer eligible to file beneficial ownership reports on Schedule 13G pursuant to Rule 13d-1(d) and is now filing this report regarding the Common Shares on Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares.

The address of the Company’s principal executive office is 3250 Interstate Drive, Richfield, Ohio 44286-9000. The Company’s telephone number at this address is (330) 659-8900.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Alan R. Spachman.

(b)	Mr. Spachman’s business address is 1 Westbury Park Way, Suite 101, Bluffton, South Carolina 29910.

(c)	Mr. Spachman is the founder of the Company and has served as a director of the Company since 1989. He also served as the Company’s Chief Executive Officer from inception in 1989 through 2007 and served as Chairman from 2004 until February 15, 2013.

(d)-(e)	During the past five years, Mr. Spachman (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Mr. Spachman is the founder of the Company and used his personal funds in acquiring the Common Shares.

Item 4.	Purpose of Transaction.

Mr. Spachman filed his initial Schedule 13G with respect to shares of the Company on February 2, 2005.

On February 5, 2014, Great American Insurance Company (“Purchaser”), an Ohio corporation and wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“Parent”), launched a tender offer (the “Tender Offer”) to purchase all the outstanding Common Shares of the Company, other than Common Shares owned by Purchaser, at a purchase price of $28.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014, and the related letter of transmittal.

The Tender Offer is further described in a Tender Offer Statement on Schedule TO, which was filed by Purchaser and Parent with the SEC on February 5, 2014. Under Section 14d-9 of the Exchange Act, the Company’s board of directors is required to review the Tender Offer and make a recommendation to the Company’s shareholders as to whether they should tender their Common Shares at the proposed offer price. As of the date hereof, no such statement has been filed.

As indicated under Item 2, Mr. Spachman is a director of the Company and participates in the ordinary course in the board of directors’ activities. On February 7, 2014, Mr. Spachman requested that the board of directors form an independent special committee to review the Tender Offer and make a recommendation to shareholders. The request was denied by a majority vote of the board, consisting of directors who are or were recently executive officers of Parent or Purchaser and the Company’s Chief Executive Officer. Mr. Spachman then requested that the independent directors be authorized to retain their own independent legal and financial advisors at the Company’s expense, which request was also denied.

Mr. Spachman reserves the right to formulate plans and/or make proposals, and to take actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Mr. Spachman beneficially owns 1,823,685 Common Shares, which represent 9.2% of the outstanding Common Shares based solely on information set forth in the Company’s most recently filed Quarterly Report on Form 10-Q (which reported that there were 19,721,266 Common Shares issued and outstanding as of the close of business on October 30, 2013).

(b)	Mr. Spachman has sole or shared voting and dispositive power with respect to the following numbers of Common Shares:

(i)	Sole power to vote or to direct the vote: 1,823,685

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,823,685

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Except as provided below, no transactions with respect to the Common Shares have been effected by Mr. Spachman or, to the knowledge of Mr. Spachman, by any of his affiliates, during the 60 days prior to the date of this Schedule 13D.

On January 22, 2014, the Alan R. Spachman GRAT No. 3 distributed 129,560 Common Shares to the Alan R. Spachman Revocable Trust.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Spachman is the beneficiary, but not the trustee, of the Alan R. Spachman GRAT No. 4, which currently holds 147,229 Common Shares. Mr. Spachman does not have voting or dispositive power with respect to these 147,229 shares.

As previously disclosed by the Company, upon the completion of its initial public offering, the Company entered into an agreement with Purchaser and Mr. Spachman, pursuant to which the Company granted each of them registration rights in exchange for a right of first refusal to buy back their Common Shares in connection with certain proposed sales of their Common Shares. The Company’s right of first refusal will be triggered by any gift, bequest, sale, exchange, transfer, assignment or other disposition of all or any portion of the Common Shares owned, whether beneficially or of record, by either of Mr. Spachman or Purchaser, other than the transfer of Common Shares (1) in a charitable gift or a bequest, without consideration, so long as the number of Common Shares transferred to one person or group of related persons as a result of such gift or bequest or series of related gifts or bequests is less than 10.0% of the Company’s total issued and outstanding Common Shares immediately prior to such gift, (2) pursuant to an underwriting agreement, a purchase agreement or similar arrangement to which the Company, Purchaser and/or Mr. Spachman are party relating to an underwritten public offering of the Common Shares, (3) in a public or privately negotiated sale, so long as, to the knowledge of the selling shareholder, each purchaser in such negotiated sale or series of negotiated sales, either alone or as a member of a group of related or affiliated purchasers, will not be the beneficial owner of 10.0% or more of the Company’s total issued and outstanding Common Shares immediately following such sale, (4) pursuant to a tender offer or exchange offer approved or recommended by at least two-thirds of the Company’s shareholders or (5) to any trust or other entity, for financial planning or estate planning purposes, without consideration, the primary beneficiary of which is Mr. Spachman or his lineal descendants.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

/s/ Alan R. Spachman
Alan R. Spachman